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                           May 28, 2021

       Andrew Fox
       Chief Executive Officer
       Charge Enterprises, Inc.
       125 Park Avenue, 25th Floor
       New York, NY 10017

                                                        Re: Charge Enterprises,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 14, 2021
                                                            File No. 333-253073

       Dear Mr. Fox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 Filed on May 14,
2021

       Risk Factors
       Risks Related to Our Business
       Our limited operating history may make it difficult ..., page 13

   1. We note your amended disclosure in response to comment 5 and reissue it in part. Please revise to include any
material risks related to your ability to operate with limited experience in each of
your three distinct lines of business.
 Andrew Fox
FirstName  LastNameAndrew Fox
Charge Enterprises, Inc.
Comapany
May        NameCharge Enterprises, Inc.
     28, 2021
May 28,
Page 2 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

2. We note your revised presentation of your sources and uses of cash for the year ended
         December 31, 2019 in response to comment 9. Your discussion of your sources and uses of cash for the most current period ended December 31, 2020 should include an analysis of cash flows from operating activities, investing activities and financing activities. In addition, your liquidity discussion should discuss the company's ability to generate sufficient cash flows for the next twelve months to meet your operating needs, working capital requirements and other financial commitments, or the company's plans for obtaining financing to meet your liquidity needs. Refer to Item 303(b)(1)(i) and (ii) of
         Regulation S-K and Section IV of SEC Release No. 33-8350.
Charge Enterprises, Inc. Consolidated Audited Financial Statements
For the Years Ended December 31, 2020 and 2019
Notes to Consolidated Financial Statements
Note 12. Equity
Private Placement, page F-24

3. Please tell us and disclose how you derived the $0.25 issuance price of the 8.7 million shares issued in the private placement and how such price compared to the trading price of your common stock.
PTGi International Carrier Services, Inc. and Subsidiaries
Financial Statements for the Periods Ended September 30, 2020 and 2019 Consolidated Statements of Operations, page F-47

4. We note your response to comment 16. Please revise your presentation to include a provision for income taxes for the periods presented and disclose the reasons for significant variations in the customary relationship between income tax expense and pretax accounting income. Refer to ASC 740-270 and Staff Accounting Bulletin (SAB)
         Topic 1B.
Audited Financial Statements for the Years Ended December 31, 2019 and 2018 Consolidated Statements of Changes in Stockholders' Equity, page F-63

5. We note your response to comment 17 regarding the $190.4 million equity adjustment for a capital contribution made by the prior parent of PTGi. Please add disclosure in the notes to the consolidated financial statement for PTGi that describes the nature of this equity transaction.
 Andrew Fox
FirstName  LastNameAndrew Fox
Charge Enterprises, Inc.
Comapany
May        NameCharge Enterprises, Inc.
     28, 2021
May 28,
Page 3 2021 Page 3
FirstName LastName
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-65

6. We note your response to comment 18. As previously requested, please explain the economics of the bilateral relationships with customers, including the price you pay to purchase access to the customer supply routes and the price you charge back to the same customer. In addition, quantify the revenues and expenses generated from contracts under these bilateral relationships.
Exhibits and Financial Statement Schedules, page II-4

7.       Please provide an active hyperlink directly to each exhibit. Refer to
Item 601(a)(2) of
         Regulation S-K. Also, please ensure that your exhibit list properly reflects the exhibits you have filed to date. For example, this amendment indicates that you have filed exhibits
         3.5 and 10.18, however, neither of these exhibits were filed with this amendment.
8. We note your amended disclosure in response to prior comment 13. We also note that your Bylaws are silent with respect to claims brought under the Exchange Act. Please revise to ensure that the exclusive forum provision in your Bylaws address how you will treat claims brought under the Exchange Act, or in the alternative, tell us how you will inform investors in future filings.
9.       Please address the following items regarding your auditor consents:
             The consent of Accell Audit & Compliance, P.A. and K.K. Mehta CPA Associates
             PLLC do not include the audited financial statements for the year ended December
             31, 2018 which are included in the filing.
             Include an updated consent from Seligson & Giannattasio for the PTGi International
             Carrier Services, Inc. audited financial statements for the year ended December 31,
             2019 and 2018.
General

10. We note that your Investment Division aims to "invest in opportunities that would compliment our two operating divisions in addition to marketable securities, including money markets funds and other listed securities." We also note your risk factor on page
         18, which states that you do not believe that you are an investment company under the
         Investment Company Act of 1940. Given your stated intent to devote a portion of your business to investments, please enhance your disclosure to explain how you intend to do so without running afoul of the Investment Company Act and tell us whether whether any exemptions or exclusions apply. Also, please describe the nature of the advisory arrangement you have with Korr Acquisition Group, Inc. for this aspect of your business, as you mention on page 51.
 Andrew Fox
FirstName  LastNameAndrew Fox
Charge Enterprises, Inc.
Comapany
May        NameCharge Enterprises, Inc.
     28, 2021
May 28,
Page 4 2021 Page 4
FirstName LastName
11. Please present a pro forma combined statement of operations of Charge Enterprises, Inc.
         for the year ended December 31, 2020 as if the acquisitions of PGTI International Carrier
         Services, Inc. and GetCharged, Inc. occurred on January 1, 2020 with the required explanatory notes. Please refer to Rules 11-01 and 11-02 of Regulation S-X.
       You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Stephen Cohen, Esq.